Exhibit 99.1

NewGenIvf Enters into a Binding Term Sheet with White Lion Capital for $100 Million Equity Line of Credit, Expandable to $500 Million

BANGKOK, Nov. 18, 2024 (GLOBE NEWSWIRE) -- NewGenIvf Group Limited (NASDAQ: NIVF) (“NewGen” or the “Company”), today announced that it has entered into a binding term sheet (the “Term Sheet”) with White Lion Capital, LLC, (“White Lion”) a California-based institutional investor focused on high-growth, early-stage public companies, setting out the principal terms and conditions for a $100 million equity line of credit, expandable to $500 million.

Pursuant to the Term Sheet, NewGen will have the option, but not the obligation, to sell to White Lion up to $100.0 million in shares of common stock over an initial 36-month period, with the potential to increase to $300.0 million upon substantial M&A or merger activity, and further to $500.0 million after $250.0 million has been drawn. The transactions contemplated by the Term Sheet are subject to entry into definitive agreements, and are subject to certain conditions, including a registration statement being filed immediately upon execution of the definitive agreements.

Mr. Siu Wing Fung Alfred, Founder, Chairman, and CEO of NewGen commented, “This major agreement marks another significant milestone in NewGen’s growth trajectory. With an initial commitment of $100 million, expandable to $500 million, this facility provides us with substantial financial flexibility and demonstrates the confidence our new institutional partner has in our business model and growth prospects.”

“From a strategic perspective, this financing facility aligns perfectly with our expansion plans across Asia. Importantly, the agreement’s built-in scalability, particularly the provision to increase to $300 million upon substantial M&A or merger activity, gives us the firepower to act decisively when further opportunities arise in our rapidly evolving market. The flexibility to draw capital at our discretion enables us to maintain our strong balance sheet while pursuing potential strategic acquisitions. Moreover, the 36-month term, extendable to 65 months, provides us with a long-term capital partner to support our growth initiatives. We welcome White Lion to our roster of shareholders and look forward to strategically deploying this capital to drive sustainable growth and shareholder value.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About NewGen

NewGen is a comprehensive fertility services provider in Asia helping couples and individuals obtain access to fertility treatments. With a mission to aid couples and individuals in building families regardless of fertility challenges, NewGen has dedicated itself to creating increased access to infertility treatment and providing comprehensive fertility services for its customers. NewGen’s management team collectively has over a decade of experience in the fertility industry. NewGen’s clinics are located in Thailand, Cambodia, and Kyrgyzstan, and present a full suite of services for its patients, including comprehensive infertility and assisted reproductive technology treatments, egg and sperm donation, and surrogacy, in the appropriate jurisdictions, respectively. To learn more, visit www.newgenivf.com. The information contained on, or accessible through, NewGen’s website is not incorporated by reference into this press release, and you should not consider it a part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations, business strategy, financial condition, and planned acquisitions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates, agree on definitive documentation with White Lion Capital for the equity line of credit, or satisfy all of the conditions contained in the definitive documents to utilize the option to sell shares to White Lion. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s annual report on Form 20-F and other documents filed or to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. Copies of these documents are available on the SEC’s website, www.sec.gov. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

ICR, LLC

Robin Yang

Phone: +1 (212) 537-4406

Email: Newgenivf.IR@icrinc.com